UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*



                               Media Source, Inc.
                                (Name of Issuer)


                         Common Shares, $.01 par value
                         (Title of Class of Securities)


                                   58445E100
                                 (CUSIP Number)


                                S. Robert Davis
                              c/o MSI Merger Corp.
                                5695 Avery Road
                               Dublin, Ohio 43016
                                 (614) 889-1143
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 16, 2003
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.       58445E100

------------------------------------------------------------------------------
        (1)     Name of Reporting Person
                MSI Merger Corp.
------------------------------------------------------------------------------
        (2)     Check the Appropriate Box if a Member of a Group
                (a)   [   ]
                (b)   [X]
------------------------------------------------------------------------------

        (3)     SEC Use Only
------------------------------------------------------------------------------

        (4)     Source of Funds
                OO
------------------------------------------------------------------------------
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)
                Not applicable.
------------------------------------------------------------------------------

        (6)     Citizenship or Place of Organization            United States
------------------------------------------------------------------------------
Number of
Shares          (7)   Sole Voting Power       216,424  shares        66.84%
                --------------------------------------------------------------
Beneficially
Owned by        (8)   Shared Voting Power           0  shares
                --------------------------------------------------------------
Each
Reporting       (9)   Sole Dispositive Power  216,424  shares        66.84%
                --------------------------------------------------------------
Person With     (10)  Shared Dispositive Power      0  shares
                --------------------------------------------------------------

        (11) Aggregate Amount Beneficially Owned by Each Reporting Person 216,424 shares
------------------------------------------------------------------------------

        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares          N/A
------------------------------------------------------------------------------

        (13)    Percent of Class Represented by Amount in Row 11       66.84
------------------------------------------------------------------------------

        (14)    Type of Reporting Person (See Instructions)              CO
------------------------------------------------------------------------------

Item 1.         Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Media Source, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office address is 5695 Avery Road, Dublin, Ohio 43016.

Item 2.         Identity And Background

MSI Merger Corp. is an Ohio corporation that has no principal business. The address of its principal office is 5695 Avery Road, Dublin, Ohio 43016.

During the last five years, MSI Merger Corp. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Certain information regarding the directors and executive officers of and each person controlling the Reporting Person is set forth on Schedule A attached to this Statement and incorporated herein by reference.

Item 3.         Source And Amount Of Funds Or Other Consideration

MSI Merger Corp. acquired the securities of the Issuer from certain stockholders of the Issuer in exchange for shares of MSI Merger Corp. Such shares were contributed by the Issuer's stockholders pursuant to the terms of a subscription agreement among the shareholders and MSI Merger Corp.

Item 4.         Purpose Of Transaction

The securities covered by this Statement were acquired for the purpose of effecting a merger of MSI Merger Corp. with and into the Issuer, with the Issuer being the surviving entity. After the merger, MSI Merger Corp. will be the sole shareholder of the Issuer. The merger will be effected on the terms and conditions set forth in a certain Merger Agreement between MSI Merger Corp. and the Issuer dated April 21, 2003, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to a preliminary proxy statement on Schedule 14A filed by the Issuer on May 23, 2003.

Item 5.         Interest In Securities Of The Issuer

(a) MSI Merger Corp. beneficially owns 216,424 shares of Common Stock, or 66.84% of the outstanding shares of Common Stock of the Issuer, based upon information provided in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.

(b) MSI Merger Corp. holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by it.

(c) Within the past sixty (60) days, MSI Merger Corp. has not effected any purchases of shares of the Common Stock.

(d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Not applicable.

Item 7.         Material To Be Filed As Exhibits

Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   September 16, 2003                MSI Merger Corp.


                                          By: /s/ S. Robert Davis
                                             --------------------------------
                                              S. Robert Davis, President

                                   SCHEDULE A

                         Certain Information Regarding
                        Directors and Executive Officers
                              Of Reporting Person


Item 2.         Identity and Background

S. Robert Davis
Director, Executive Office and Controlling Person

          (a)  S. Robert Davis

          (b)  5695 Avery Road, Dublin, Ohio 43016

          (c) S. Robert Davis' principal occupation is the Chairman of the Board and President of Media Source, Inc., which has a business address of 5695 Avery Road, Dublin, Ohio 43016.

          (d) During the last five years, S. Robert Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, S. Robert Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States.

Charles R. Davis
Director and Executive Officer

          (a)  Charles R. Davis

          (b)  13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277

          (c) Mr. Charles R. Davis' principal occupation is the President and Chief Executive Officer of C.A. Short Company, which has a business address of 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

          (d) During the last five years, Mr. Charles R. Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Charles R. Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States.

Randall J. Asmo
Director and Executive Officer

          (a)  Mr. Randall J. Asmo.

          (b) Mr. Randall J. Asmo's business address is 5695 Avery Road, Dublin, Ohio 43016.

          (c) Mr. Randall J. Asmo's principal occupation is as Secretary, Executive Vice President and Director of Media Source, Inc., which has a business address of 5695 Avery Road, Dublin, Ohio 43016.

          (d) During the last five years, Mr. Randall J. Asmo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Randall J. Asmo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States.

Item 3.         Source and Amount of Funds or Other Consideration

Each of the persons identified in Item 2 of this Schedule A acquired their shares of Common Stock with personal funds.

Item 4.         Purpose of Transaction

None of the persons identified in Item 2 of this Schedule A currently own any Common Stock.

Item 5.         Interest in Securities of the Issuer

          (a) With the exception of S. Robert Davis, who currently holds an exercisable option to acquire 100,000 shares of Common Stock, none of the persons identified in Item 2 of this Schedule A beneficially own or have a direct interest in the securities of the Issuer.

          (b) None of the persons identified in Item 2 of this Schedule A have sole or shared voting or disposition power with respect to shares of Common Stock owned by the Reporting Person.

          (c) Within the past sixty days, the persons identified in Item 2 of this Schedule A (with the exception of Mr. Asmo) effected the transfer of the number of shares of Common Stock set forth below to the Reporting Person in exchange for shares of common stock of the Reporting Person. The date of such transfer was September 16, 2003, and was effected pursuant to the terms contained in a certain Subscription Agreement among the persons identified in
               Item 2 of this Schedule A and the Reporting Person dated May 23, 2003, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to a preliminary proxy statement on Schedule 14A filed by the Issuer on May 23, 2003.

Name                    Number of shares transferred            Number acquired
S. Robert Davis         173,247                                 1200.80
Charles R. Davis         38,963                                  270.0

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Each of the persons identified in Item 2 of this Schedule A are parties to the Subscription Agreement described in Item 5, above.